Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2018	March 31, 2017
Revenue
Premiums
Gross		$5,217	$4,733
Less: Ceded		572	1,169
Net premiums		4,645	3,564
Net investment income (loss):
Interest and other investment income		1,354	1,314
Fair value and foreign currency changes on assets and liabilities (Note 4)		(1,548)	658
Net gains (losses) on available-for-sale assets		36	55
Net investment income (loss)		(158)	2,027
Fee income (Note 8)		1,506	1,418
Total revenue		5,993	7,009

Benefits and expenses
Gross claims and benefits paid (Note 6)		4,002	4,032
Increase (decrease) in insurance contract liabilities (Note 6)		(554)	683
Decrease (increase) in reinsurance assets (Note 6)		15	135
Increase (decrease) in investment contract liabilities (Note 6)		(7)	13
Reinsurance expenses (recoveries) (Note 7)		(528)	(1,158)
Commissions		573	617
Net transfer to (from) segregated funds (Note 11)		(17)	(13)
Operating expenses		1,618	1,598
Premium taxes		92	91
Interest expense		75	80
Total benefits and expenses		5,269	6,078

Income (loss) before income taxes		724	931
Less: Income tax expense (benefit) (Note 9)		119	182

Total net income (loss)		605	749
Less: Net income (loss) attributable to participating policyholders (Note 10)		(88)	175

Shareholders’ net income (loss)		693	574
Less: Preferred shareholders’ dividends		24	23
Common shareholders’ net income (loss)		$669	$551

Average exchange rates during the reporting periods:	U.S. dollars	1.26	1.32

Earnings (loss) per share (Note 13)
Basic		$1.10	$0.90
Diluted		$1.09	$0.89

Dividends per common share		$0.455	$0.420

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Total net income (loss)	$605	$749
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	315	(98)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(162)	100
Reclassifications to net income (loss)	(28)	(30)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	(6)
Reclassifications to net income (loss)	(4)	2
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	17	10
Total items that may be reclassified subsequently to income	141	(22)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	62	(8)
Total items that will not be reclassified subsequently to income	62	(8)
Total other comprehensive income (loss)	203	(30)
Total comprehensive income (loss)	808	719
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	(86)	174
Shareholders’ comprehensive income (loss)	$894	$545

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized gains / losses on available-for-sale assets	$26	$(50)
Reclassifications to net income for available-for-sale assets	8	11
Unrealized gains / losses on cash flow hedges	(1)	2
Reclassifications to net income for cash flow hedges	2	(1)
Total items that may be reclassified subsequently to income	35	(38)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(16)	4
Total items that will not be reclassified subsequently to income	(16)	4
Total income tax benefit (expense) included in other comprehensive income (loss)	$19	$(34)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$7,837	$8,890
Debt securities (Note 4)		72,607	72,619
Equity securities (Note 4)		5,699	6,020
Mortgages and loans		44,073	42,805
Derivative assets		1,313	1,478
Other invested assets (Note 4)		4,322	4,154
Policy loans		3,120	3,106
Investment properties (Note 4)		7,243	7,067
Invested assets		146,214	146,139
Other assets		4,830	4,408
Reinsurance assets (Note 6)		4,143	4,028
Deferred tax assets		1,344	1,295
Intangible assets		1,685	1,667
Goodwill		5,283	5,183
Total general fund assets		163,499	162,720
Investments for account of segregated fund holders (Note 11)		106,221	106,392
Total assets		$269,720	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$118,685	$117,785
Investment contract liabilities (Note 6)		3,124	3,082
Derivative liabilities		1,928	1,756
Deferred tax liabilities		428	403
Other liabilities		11,719	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,037	3,437
Total general fund liabilities		140,220	139,749
Insurance contracts for account of segregated fund holders (Note 11)		98,943	99,121
Investment contracts for account of segregated fund holders (Note 11)		7,278	7,271
Total liabilities		$246,441	$246,141
Equity
Issued share capital and contributed surplus		$10,878	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		11,926	11,410
Total shareholders’ equity		22,804	22,321
Participating policyholders’ equity		475	650
Total equity		$23,279	$22,971
Total liabilities and equity		$269,720	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.29	1.26

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2018.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

32	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)
Balance, beginning of period	8,582	8,614
Stock options exercised	11	4
Common shares purchased for cancellation	(44)	–
Balance, end of period	8,549	8,618
Contributed surplus
Balance, beginning of period	72	72
Share-based payments	2	2
Stock options exercised	(2)	(1)
Balance, end of period	72	73
Retained earnings
Balance, beginning of period, as previously reported	10,305	9,360
Adjustment for change in accounting policy (Note 2)	(44)	–
Balance, beginning of period, after change in accounting policy	10,261	9,360
Net income (loss)	693	574
Dividends on common shares	(277)	(258)
Dividends on preferred shares	(24)	(23)
Common shares purchased for cancellation (Note 10)	(122)	–
Transfer from participating policyholders’ equity (Note 10)	89	–
Balance, end of period	10,620	9,653
Accumulated other comprehensive income (loss), net of taxes (Note 14)
Balance, beginning of period	1,105	1,653
Total other comprehensive income (loss) for the period	201	(29)
Balance, end of period	1,306	1,624
Total shareholders’ equity, end of period	$22,804	$22,225
Participating policyholders:
Balance, beginning of period	$650	$412
Net income (loss) (Note 10)	(88)	175
Total other comprehensive income (loss) for the period (Note 14)	2	(1)
Transfer to retained earnings (Note 10)	(89)	–
Total participating policyholders’ equity, end of period	$475	$586
Total equity	$23,279	$22,811

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	33

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2018	March 31, 2017
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$724	$931
Adjustments:
Interest expense related to financing activities	60	65
Increase (decrease) in insurance and investment contract liabilities	(561)	696
Decrease (increase) in reinsurance assets	15	135
Realized and unrealized (gains) losses and foreign currency changes on invested assets	1,512	(713)
Sales, maturities and repayments of invested assets	16,381	12,675
Purchases of invested assets	(16,152)	(13,675)
Income taxes received (paid)	29	(148)
Mortgage securitization (Note 4)	–	54
Other operating activities	(1,578)	(638)
Net cash provided by (used in) operating activities	430	(618)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	23	(43)
Investment in and transactions with joint ventures and associates	(2)	(6)
Dividends received from joint ventures and associates	6	5
Other investing activities	(49)	62
Net cash provided by (used in) investing activities	(22)	18
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(21)	–
Redemption of senior debentures and subordinated debt (Note 10)	(400)	(800)
Issuance of common shares on exercise of stock options	9	3
Common shares purchased for cancellation (Note 10)	(166)	–
Dividends paid on common and preferred shares	(296)	(278)
Interest expense paid	(82)	(98)
Net cash provided by (used in) financing activities	(956)	(1,173)
Changes due to fluctuations in exchange rates	76	(31)
Increase (decrease) in cash and cash equivalents	(472)	(1,804)
Net cash and cash equivalents, beginning of period	5,956	6,509
Net cash and cash equivalents, end of period	5,484	4,705
Short-term securities, end of period	2,293	2,125
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,777	$6,830

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2018	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2017 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2017 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2018

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. Amendments to IFRS 15 were issued in September 2015 and April 2016. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts (which are treated as service contracts) that are reported in Fee income and primarily arise from our asset management businesses are within the scope of IFRS 15. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. We adopted IFRS 15 on a cumulative retrospective basis and recognized differences on transition to IFRS 15 as at January 1, 2018 in retained earnings. Our accounting policies under IFRS 15 are as follows:

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers, and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Additional disclosure on revenue from contracts with customers is included in Note 8.

As a result of the adoption of IFRS 15, we derecognized a portion of our deferred acquisition costs (previously recognized in Other assets) and the related deferred tax liability on our Consolidated Statements of Financial Position, which reduced opening retained earnings by $44 on an after-tax basis as at January 1, 2018.

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts an optional temporary exemption from applying IFRS 9 Financial Instruments until 2021 (“deferral approach”). We qualify and elected the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement, the existing financial instrument standard until 2021.

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2018, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment. The amendments clarify how to account for certain types of share-based payment transactions, such as the

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	35

effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 Investments in Associates and Joint Ventures.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”), which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

Amended International Financial Reporting Standards Issued in 2018

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“2018 Conceptual Framework”), which replaces the Conceptual Framework for Financial Reporting issued in 2010. The 2018 Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure. The 2018 Conceptual Framework is effective for annual periods beginning on or after January 1, 2020. We are currently assessing the impact the adoption of this framework will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 16 Leases (“IFRS 16”)

IFRS 16, which replaces IAS 17 Leases, and related interpretations, sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are in the process of identifying lease contracts within the scope of this standard and are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Effective the first quarter of 2018, a change in the organizational and reporting structure resulted in the International business unit being transferred from the SLF U.S. reportable segment to the SLF Asia reportable segment. Consequently, approximately $10,000 of insurance contract liabilities pertaining to individual non-participating life and health policies is transferred from SLF U.S. to SLF Asia, along with the associated assets. The information reported to the Chief Operating Decision Maker now includes the results of the International business unit in the SLF Asia reporting package and the segmental information presented in these Interim Consolidated Financial Statements now includes the results of the International business unit in the SLF Asia reportable segment. In accordance with IFRS 8 Operating Segments, the segmental information for prior reporting periods has been restated to conform with current period presentation.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

36	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.(1)	SLF Asset Management	SLF Asia(1)	Corporate	Consolidation adjustments	Total
2018
Gross premiums:
Annuities	$889	$–	$–	$–	$5	$–	$894
Life insurance	1,137	405	–	513	23	–	2,078
Health insurance	1,313	920	–	8	4	–	2,245
Total gross premiums	3,339	1,325	–	521	32	–	5,217
Less: ceded premiums	376	137	–	54	5	–	572
Net investment income (loss)	442	(283)	2	(284)	(28)	(7)	(158)
Fee income	300	14	1,048	133	38	(27)	1,506
Total revenue	3,705	919	1,050	316	37	(34)	5,993
Less:
Total benefits and expenses	3,466	849	771	179	38	(34)	5,269
Income tax expense (benefit)	42	10	69	4	(6)	–	119
Total net income (loss)	$197	$60	$210	$133	$5	$–	$605
Less: Net income (loss) attributable to participating policyholders	(52)	(36)	–	–	–	–	(88)
Shareholders’ net income (loss)	$249	$96	$210	$133	$5	$–	$693
2017
Gross premiums:
Annuities	$411	$–	$–	$–	$6	$–	$417
Life insurance	1,108	446	–	618	22	–	2,194
Health insurance	1,202	910	–	6	4	–	2,122
Total gross premiums	2,721	1,356	–	624	32	–	4,733
Less: ceded premiums	973	134	–	56	6	–	1,169
Net investment income (loss)	1,070	377	14	398	194	(26)	2,027
Fee income	271	20	983	131	31	(18)	1,418
Total revenue	3,089	1,619	997	1,097	251	(44)	7,009
Less:
Total benefits and expenses	2,537	1,611	739	989	246	(44)	6,078
Income tax expense (benefit)	116	(18)	87	19	(22)	–	182
Total net income (loss)	$436	$26	$171	$89	$27	$–	$749
Less: Net income (loss) attributable to participating policyholders	170	1	–	4	–	–	175
Shareholders’ net income (loss)	$266	$25	$171	$85	$27	$–	$574

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the resegmentation described in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	37

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
March 31, 2018
Debt securities	$59,861	$12,746	$–		$72,607
Equity securities	$4,833	$866	$–		$5,699
Other invested assets	$2,313	$595	$1,414		$4,322

December 31, 2017
Debt securities	$59,967	$12,652	$–		$72,619
Equity securities	$5,078	$942	$–		$6,020
Other invested assets	$2,211	$562	$1,381		$4,154

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Fair value change:
Cash, cash equivalents and short-term securities	$2	$–
Debt securities	(1,185)	440
Equity securities	(173)	120
Derivative investments	(534)	143
Other invested assets	24	15
Total change in fair value through profit or loss assets and liabilities	(1,866)	718
Fair value changes on investment properties	78	3
Foreign exchange gains (losses)(1)	212	(63)
Realized gains (losses) on property and equipment(2)	28	–
Fair value and foreign currency changes on assets and liabilities	$(1,548)	$658

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $4 during the three months ended March 31, 2018 ($1 for the three months ended March 31, 2017).

38	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2018	December 31, 2017	March 31, 2017
Cash	$1,443	$1,504	$1,212
Cash equivalents	4,101	4,592	3,602
Short-term securities	2,293	2,794	2,125
Cash, cash equivalents and short-term securities	7,837	8,890	6,939
Less: Bank overdraft, recorded in Other liabilities	60	140	109
Net cash, cash equivalents and short-term securities	$7,777	$8,750	$6,830

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2017 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2018 are $1,273 and $1,257, respectively ($1,283 and $1,267 as at December 31, 2017). The carrying value and fair value of the associated liabilities as at March 31, 2018 are $1,355 and $1,341, respectively ($1,355 and $1,346 as at December 31, 2017). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2018 and December 31, 2017 are $84 and $75, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2018 and December 31, 2017.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2017 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2018 and December 31, 2017.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2017 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	39

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,767	$1,070	$–	$7,837	$7,683	$1,207	$–	$8,890
Debt securities – fair value through profit or loss	1,037	58,476	348	59,861	1,103	58,447	417	59,967
Debt securities – available-for-sale	930	11,721	95	12,746	818	11,698	136	12,652
Equity securities – fair value through profit or loss	3,179	1,474	180	4,833	3,379	1,532	167	5,078
Equity securities – available-for-sale	662	164	40	866	710	194	38	942
Derivative assets	32	1,281	–	1,313	27	1,451	–	1,478
Other invested assets	898	160	1,850	2,908	912	140	1,721	2,773
Investment properties	–	–	7,243	7,243	–	–	7,067	7,067
Total invested assets	$13,505	$74,346	$9,756	$97,607	$14,632	$74,669	$9,546	$98,847
Investments for account of segregated fund holders	26,930	78,000	1,291	106,221	27,481	77,757	1,154	106,392
Total assets measured at fair value	$40,435	$152,346	$11,047	$203,828	$42,113	$152,426	$10,700	$205,239
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	16	1,912	–	1,928	5	1,751	–	1,756
Total liabilities measured at fair value	$16	$1,912	$3	$1,931	$5	$1,751	$3	$1,759

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,530	$15	$3,545	$–	$3,351	$15	$3,366
Canadian provincial and municipal government	–	12,120	15	12,135	–	12,142	16	12,158
U.S. government and agency	1,037	116	3	1,156	1,103	125	3	1,231
Other foreign government	–	5,117	45	5,162	–	5,318	43	5,361
Corporate	–	33,848	233	34,081	–	33,864	306	34,170
Asset-backed securities:
Commercial mortgage-backed securities	–	1,464	1	1,465	–	1,459	1	1,460
Residential mortgage-backed securities	–	1,628	–	1,628	–	1,625	–	1,625
Collateralized debt obligations	–	65	3	68	–	55	–	55
Other	–	588	33	621	–	508	33	541
Total debt securities – fair value through profit or loss	$1,037	$58,476	$348	$59,861	$1,103	$58,447	$417	$59,967

Debt securities – available-for-sale consist of the following:

As at	March 31, 2018				December 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,912	$–	$1,912	$–	$1,832	$–	$1,832
Canadian provincial and municipal government	–	1,093	–	1,093	–	1,138	–	1,138
U.S. government and agency	930	–	–	930	818	–	–	818
Other foreign government	–	762	–	762	–	752	–	752
Corporate	–	5,560	44	5,604	–	5,838	56	5,894
Asset-backed securities:
Commercial mortgage-backed securities	–	718	–	718	–	744	–	744
Residential mortgage-backed securities	–	435	–	435	–	398	–	398
Collateralized debt obligations	–	481	41	522	–	345	69	414
Other	–	760	10	770	–	651	11	662
Total debt securities – available-for-sale	$930	$11,721	$95	$12,746	$818	$11,698	$136	$12,652

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2018 and March 31, 2017.

40	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2018
Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700
Included in net income(1)(3)(5)	(2)	(2)	6	–	48	62	112	4	116
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	7	41	5	–	167	244	464	124	588
Sales	(27)	–	–	–	(92)	(177)	(296)	(15)	(311)
Settlements	(1)	–	–	–	–	–	(1)	–	(1)
Transfers into Level 3(2)	1	–	–	1	–	–	2	1	3
Transfers (out) of Level 3(2)	(50)	(80)	–	–	–	–	(130)	–	(130)
Foreign currency translation(4)	3	–	2	1	11	47	64	23	87
Ending balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$–	$7	$–	$48	$71	$126	$–	$126
March 31, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	–	(1)	6	–	(14)	(5)	(14)	16	2
Included in OCI(3)	–	–	–	–	3	–	3	–	3
Purchases	72	10	4	–	43	71	200	87	287
Sales	(20)	(1)	(7)	–	(57)	(48)	(133)	(23)	(156)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	68	–	–	–	49	–	117	–	117
Transfers (out) of Level 3(2)	(8)	(104)	–	–	–	–	(112)	–	(112)
Foreign currency translation(4)	(4)	(1)	(1)	–	(1)	(15)	(22)	1	(21)
Ending balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$7	$–	$(14)	$13	$7	$9	$16

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $78 ($3 in 2017) net of amortization of leasing commissions and tenant inducements of $16 ($8 in 2017).

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2017 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2018. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	41

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$111,091	$3,503	$107,588	$108,411	$4,541	$103,870
Change in balances on in-force policies	(2,052)	(27)	(2,025)	31	(155)	186
Balances arising from new policies	1,513	32	1,481	833	29	804
Method and assumption changes(1)	(15)	(20)	5	(181)	(9)	(172)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	(554)	(15)	(539)	683	(135)	818
Foreign exchange rate movements	1,394	73	1,321	(333)	(30)	(303)
Balances before Other policy liabilities and assets	111,931	3,561	108,370	108,761	4,376	104,385
Other policy liabilities and assets	6,754	582	6,172	6,729	653	6,076
Total Insurance contract liabilities and Reinsurance assets, end of period	$118,685	$4,143	$114,542	$115,490	$5,029	$110,461

(1)	Q1 2017 Method and assumption changes are mainly due to an update to the SLF Canada participating individual life business to reflect mortality experience.

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended March 31, 2018		For the three months ended March 31, 2017
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,517	$3	$2,305
Deposits	–	130	–	202
Interest	–	14	–	12
Withdrawals	–	(99)	–	(76)
Fees	–	(2)	–	(2)
Other	–	5	–	5
Foreign exchange rate movements	–	(1)	–	(2)
Balances, end of period	$3	$2,564	$3	$2,444

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2018	March 31, 2017
Balances, beginning of period	$562	$605
Change in liabilities on in-force policies	(21)	1
Foreign exchange rate movements	16	(4)
Balances, end of period	$557	$602

42	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Maturities and surrenders	$667	$632
Annuity payments	469	450
Death and disability benefits	1,069	1,118
Health benefits	1,560	1,519
Policyholder dividends and interest on claims and deposits	237	313
Total gross claims and benefits paid	$4,002	$4,032

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2018	March 31, 2017
Recovered claims and benefits	$478	$1,004
Commissions	19	20
Reserve adjustments	11	46
Operating expenses and other	20	88
Reinsurance (expenses) recoveries	$528	$1,158

8. Fee Income

Fee income consists of the following:

	For the three months ended
	March 31, 2018	March 31, 2017(1)
Fee income from insurance contracts	$237	$215
Fee income from service contracts:
Distribution fees	213	219
Fund management and other asset-based fees	894	841
Administrative service and other fees	162	143
Total fee income	$1,506	$1,418

(1)	Balances in 2017 have been changed to conform with current period presentation as a result of the adoption of IFRS 15 described in Note 2.

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	43

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2018		March 31, 2017
		%		%
Total net income (loss)	$605		$749
Add: Income tax expense (benefit)	119		182
Total net income (loss) before income taxes	$724		$931
Taxes at the combined Canadian federal and provincial statutory income tax rate	$194	26.8	$249	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(43)	(5.9)	(26)	(2.8)
Tax exempt investment income	(21)	(2.9)	(34)	(3.7)
Adjustments in respect of prior periods, including resolution of tax disputes	(12)	(1.7)	(15)	(1.6)
Other	1	0.1	8	0.9
Total tax expense (benefit) and effective income tax rate	$119	16.4	$182	19.6

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2018, relates mainly to the resolution of tax audits in Asia. In 2017, the adjustments related to the resolution of tax audits in the U.S.

Other for the three months ended March 31, 2018 and March 31, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes have largely been offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2017 Annual Consolidated Financial Statements.

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2018, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2018, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2018. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2018.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

44	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2018			March 31, 2017
Common shares (in millions of shares)	Number of shares		Amount	Number of shares	Amount
Balance, beginning of period	610.5		$8,582	613.6	$8,614
Stock options exercised	0.2		11	0.1	4
Common shares purchased for cancellation(1)	(3.1	)(2)	(44)	–	–
Balance, end of period	607.6		$8,549	613.7	$8,618

(1)

On August 14, 2017, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 11.5 million common shares between August 14, 2017 and August 13, 2018, through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or third-party share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. In 2018, the common shares purchased and cancelled under this program were purchased at an average price per share of $53.34 for a total amount of $166. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2018	December 31, 2017
Segregated and mutual fund units	$91,527	$91,637
Equity securities	10,514	10,799
Debt securities	3,424	3,517
Cash, cash equivalents and short-term securities	614	457
Investment properties	400	374
Mortgages	14	20
Other assets	245	147
Total assets	$106,738	$106,951
Less: Liabilities arising from investing activities	517	559
Total investments for account of segregated fund holders	$106,221	$106,392

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	45

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Balances, beginning of period	$99,121	$90,388	$7,271	$6,779
Additions to segregated funds:
Deposits	3,372	3,415	23	22
Net transfer (to) from general funds	(17)	(13)	–	–
Net realized and unrealized gains (losses)	(1,099)	2,429	(304)	307
Other investment income	319	687	45	33
Total additions	$2,575	$6,518	$(236)	$362
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,807	2,539	158	148
Management fees	251	234	14	15
Taxes and other expenses	52	69	(2)	4
Foreign exchange rate movements	(357)	25	(413)	(42)
Total deductions	$2,753	$2,867	$(243)	$125
Net additions (deductions)	(178)	3,651	7	237
Balances, end of period	$98,943	$94,039	$7,278	$7,016

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2018
Revenue	$94	$4,915	$823	$161	$5,993
Shareholders’ net income (loss)	$693	$465	$177	$(642)	$693

March 31, 2017
Revenue	$113	$5,576	$1,634	$(314)	$7,009
Shareholders’ net income (loss)	$574	$387	$122	$(509)	$574

46	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2018
Invested assets	$23,069	$139,146	$6,092	$(22,093)	$146,214
Total other general fund assets	$7,924	$21,497	$17,032	$(29,168)	$17,285
Investments for account of segregated fund holders	$–	$106,170	$51	$–	$106,221
Insurance contract liabilities	$–	$118,926	$7,713	$(7,954)	$118,685
Investment contract liabilities	$–	$3,124	$–	$–	$3,124
Total other general fund liabilities	$8,189	$21,235	$12,948	$(23,961)	$18,411

December 31, 2017
Invested assets	$23,382	$138,145	$6,531	$(21,919)	$146,139
Total other general fund assets	$7,530	$21,437	$17,152	$(29,538)	$16,581
Investments for account of segregated fund holders	$–	$106,341	$51	$–	$106,392
Insurance contract liabilities	$–	$118,003	$8,234	$(8,452)	$117,785
Investment contract liabilities	$–	$3,082	$–	$–	$3,082
Total other general fund liabilities	$8,591	$21,558	$12,822	$(24,089)	$18,882

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2018	March 31, 2017
Common shareholders’ net income (loss) for basic earnings per share	$669	$551
Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$672	$554
Weighted average number of common shares outstanding for basic earnings per share (in millions)	$610	$614
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	$615	$619
Basic earnings (loss) per share	$1.10	$0.90
Diluted earnings (loss) per share	$1.09	$0.89

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)	Excludes the impact of 1 million stock options for the three months ended March 31, 2018 because these stock options were antidilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2018	47

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended March 31, 2018			For the three months ended March 31, 2017
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,012	$315	$1,327	$1,749	$(98)	$1,651
Unrealized gains (losses) on available-for-sale assets	346	(190)	156	211	70	281
Unrealized gains (losses) on cash flow hedges	(11)	(1)	(12)	(6)	(4)	(10)
Share of other comprehensive income (loss) in joint ventures and associates	(31)	17	(14)	–	10	10
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(347)	62	(285)	(291)	(8)	(299)
Revaluation surplus on transfers to investment properties	145	–	145	6	–	6
Total	$1,114	$203	$1,317	$1,669	$(30)	$1,639
Total attributable to:
Participating policyholders	$9	$2	$11	$16	$(1)	$15
Shareholders	1,105	201	1,306	1,653	(29)	1,624
Total	$1,114	$203	$1,317	$1,669	$(30)	$1,639

48	Sun Life Financial Inc.	First Quarter 2018	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)